

SECU 05042111 ION

20549

APR 7 2005

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2004 (MM/DD/YY) AND ENDING January 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 West 40th Street, 16th Floor
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe 212-697-5753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Edward McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLC Securities Corp, as of January 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief financial officer

Title

Notary Public

JANE M. GESSNER
Notary Public, State of New York
No. 60-4713145
Qualified in Westchester County
Commission Expires November 30, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
MAR 2 5 2005
SECTION
WASH, D.C.
213

GLC SECURITIES CORP.

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO SECTION 17 OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 17a-5 THEREUNDER

JANUARY 31, 2005

GLC SECURITIES CORP.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GLC Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of GLC Securities Corp. (the "Company"), as of January 31, 2005, and the related statements of operations, changes in stockholder's deficiency and cash flows and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLC Securities Corporation as of January 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 9, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

GLC SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2005

ASSETS

Accounts receivable	$	11,860
Secured demand note		400,000
Prepaid expenses and other assets		9,888
TOTAL ASSETS	$	421,748

LIABILITIES AND SHAREHOLDER'S EQUITY DEFICIENCY

Liabilities:		
Accounts payable and accrued expenses	$	177,907
Bank overdraft		57,677
		235,584
Subordinated loan payable		416,000
TOTAL LIABILITIES		651,584
Stockholder's equity deficiency:		
Common stock, $.01 par value; 3000 shares authorized, 100 issued and outstanding		1
Additional paid-in capital		2,280,680
Accumulated deficit		(2,510,517)
		(229,836)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY DEFICIENCY	$	421,748

The accompanying notes are an integral part of these financial statements.

GLC SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

REVENUE	
Transaction fees	$ 469,887
EXPENSES	
Compensation and related expenses	1,486,774
Rent and occupancy	111,107
Communications	71,321
Interest expense	16,000
Professional fees	11,952
Regulatory fees	3,915
Other	115,402
TOTAL EXPENSES	1,816,471
NET LOSS	$ (1,346,584)

The accompanying notes are an integral part of these financial statements.

GLC SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY DEFEICENCY
FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Net Stockholder's Equity Deficiency
Balance, February 1, 2004	$ 1	$ 1,181,259	$ (1,163,933)	$ 17,327
Contributions		1,099,421		1,099,421
Net loss			(1,346,584)	(1,346,584)
Balance, January 31, 2005	$ 1	$ 2,280,680	$ (2,510,517)	$ (229,836)

The accompanying notes are an integral part of these financial statements.

GLC SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JANUARY 31, 2005

Subordinated note payable, including accrue interest, at February 1, 2004	$ 400,000
Interest accrued and unpaid thereon	16,000
Subordinated note payable, including accrued interest, at January 31, 2005	$ 416,000

Note: The above Subordinated Note payable and the related Securied Demand Note were signed January 30, 2004. The NASD approved the subordinated loan agreement effective February 13, 2004.

The accompanying notes are an integral part of these financial statements.

GLC SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

Cash Flows from Operating Activities:	
Net loss	$ (1,346,584)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(11,860)
Prepaid expenses and other assets	(8,050)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	137,513
Bank overdraft	57,677
Interest accrued on subordinated loan	16,000
Total adjustments	191,280
Net cash used in operating activities	(1,155,304)
Cash Flows from Financing Activities:	
Cash contributions to capital, net	1,099,421
Net decrease in cash	(55,883)
Cash and equivalents at the beginning of the year	55,883
Cash and equivalents at the end of the year	$ 0

The accompanying notes are an integral part of these financial statements.

GLC SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

GLC Securities Corp. was incorporated during February 1999 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Gruppo, Levey Holdings Inc. ("GLH"). The Company provides investment-banking services, and specializes in advising companies undertaking mergers, acquisitions, sales or divestitures.

The Company is dependent on its parent company and their affiliates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records income related to investment banking and advisory activities as earned and incurred, respectively. The Company may receive its fees in the form of securities, which are recorded at fair value on the date they are earned.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - SECURED DEMAND NOTE RECEIVABLE

The Company holds a Secured Demand Note receivable. The note is payable to the Company on demand and does not bear interest. The note is collateralized by cash equivalents and marketable equity securities with an aggregate market value of approximately $579,000 at January 31, 2005.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At January 31, 2005, there was a Subordinated Loan Agreement outstanding in the amount of $400,000. The obligation was funded by the secured demand note in the amount of $400,000, which is described in Note 3. The note matures February 28, 2007, and bears interest at the rate of 4 percent per annum.

NOTE 4 - CONTINUED

Under the terms of the subordination agreement, interest up to a total of $49,333 shall also be considered as additional capital for purposes of computing net capital (see Note 8). At January 31, 2005, interest accrued and payable amounted to $16,000.

The NASD approved the Subordinated Loan Agreement on February 13, 2004, pursuant to Appendix D of rule 15c3-1. Thus, on February 13, 2004, the Loan is acceptable in computing net capital (Note 8).

NOTE 5 - RELATED PARTY TRANSACTIONS

The Subordinated Loan Agreement and the related Secured Demand Note receivable that are described in Notes 3 and 4 are arrangements that the Company has entered into with an affiliated entity.

NOTE 6 - INCOME TAXES

The Company's results from operations are included in the consolidated federal income tax return returns filed by the Parent. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company.

Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized. At January 31, 2005, the Company had a total net operating loss carryforward of approximately $1,300,000 which, if carried forward by the consolidated tax group will expire in 2025. The Company has a deferred tax asset of approximately $520,000 related to net operating loss carry forwards. However, a valuation allowance in the amount of $520,000 was recorded by the Company at January 31, 2005 for financial reporting purposes.

NOTE 7 - CONTINGENCY

The Company is a party to one legal proceeding that is generally incidental to its business and is subject to a variety of securities industry laws and regulations. As is in the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which is pending or threatened, will not have a material adverse effect on the financial condition of the Company but could materially affect results of operations in a given year.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At January 31, 2005, the Company's net capital amounted to approximately $104,000, which was $88,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.26 to 1.

NOTE 9 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering full time employees. Company contributions to the plan shall be made at the discretion of the Board of Directors, and are based upon such factors as employee compensation and net income, as defined in the plan. The Company also adopted an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. Contributions by the Company, as employer, are at the discretion of management. There have been no employer contributions made to the plan to date.

NOTE 10 - SIGNIFICANT CUSTOMER

The revenues from one customer amounted to 73% of total revenues during the fiscal year ended January 31, 2005.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JANUARY 31, 2005

GLC SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2005

NET CAPITAL

Stockholder's equity deficiency	$	(229,836)
Subordinated note payable		416,000
Subtotal		186,164
Less nonallowable assets and other adjustments		
Accounts receivable		11,860
Prepaid expenses and other assets		9,888
Deposits in transit		60,000
		81,748
Net capital		104,416
Minimum net capital requirement of 6 2/3% of aggregate indebtedness		15,706
Excess net capital	$	88,710
Ratio of aggregate indebtedness to net capital		2.26

MINIMUM NET CAPITAL

Aggregate indebtedness	$	235,584
Aggregate indebtedness multiplied by 6 2/3%	$	15,706
Statutory minimum	$	5,000
Minimum net capital	$	15,706

See the accompanying Independent Auditor's Report.

GLC SECURITIES CORP.
OTHER REQUIRED INFORMATION
AS OF JANUARY 31, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of January 31, 2005.

RECONCILIATION OF NET CAPITAL:

There are no material differences between the net capital that was reported on the unaudited FOCUS REPORT form X-17A-5 and the computation of net capital reported on the preceding page.



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
GLC Securities Corp.
New York, New York

In planning and performing our audit of the financial statements of GLC Securities Corp., (the "Company") for the fiscal year ended January 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by GLC Securities Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of GLC Securities Corp. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered broker and dealers, and should not be used for any other purpose.

March 9, 2005

Kaufmann Gallucci & Grumer LLP